Exhibit 99.1

21Vianet Group, Inc. Reports Unaudited Second Quarter 2014 Financial Results

2Q14 Net Revenues Up 39.7% YOY to RMB658.0 Million

2Q14 Adjusted EBITDA Up 51.3% YOY to RMB132.0 Million

Live Conference Call to be Held at 8:00 PM U.S. Eastern Time, August 27, 2014

BEIJING, August 27, 2014 (GLOBE NEWSWIRE) — 21Vianet Group, Inc. (Nasdaq: VNET) (“21Vianet” or the “Company”), the largest carrier-neutral internet data center services provider in China, today announced its unaudited financial results for the second quarter of 2014. The Company will hold a conference call at 8:00 p.m. Eastern Time on August 27, 2014. Dial-in details are provided at the end of the release.

Second Quarter 2014 Financial Highlights

•	Net revenues increased by 39.7% to RMB658.0 million (US$106.1 million) from RMB471.1 million in the comparative period in 2013.

•	Adjusted EBITDA[1] increased by 51.3% to RMB132.0 million (US$21.3 million) from RMB87.2 million in the comparative period in 2013.

•	Adjusted EBITDA margin[2] increased to 20.1% compared to 18.5% in the comparative period in 2013.

Mr. Josh Chen, Founder, Chairman and Chief Executive Officer of the Company, stated, “We had an exciting second quarter, marked by the continued strong growth of our internet data center operations, the rapidly growing cloud and CDN businesses, as well as the expansion of our product and service offerings through strategic investment and acquisitions. We are marching forward with our shift to more self-built data centers, as we added close to 1,700 self-built cabinets, bringing the total number of cabinets in our self-built data centers to close to 11,500, or approximately 68% of total cabinets under management. In addition, being the first quarter operating on a fully commercial basis, both Windows Azure and Office365 have experienced tremendous growth, in terms of both revenue growth and new customer additions. Moreover, our strategic investment in Aipu will not only provide cost saving opportunities in bandwidth, but it will also allow us to expand our reach into regional last-mile access networks, further strengthening our position as a leading integrated internet infrastructure services provider.”

Mr. Shang-Wen Hsiao, Chief Financial Officer of the Company, commented, “We are very proud of our operating performance this quarter as demonstrated by a record low hosting churn rate of 0.28% and our improving utilization rate, which reached 73.9% in the second quarter even as we added close to 1,900 cabinets. Equally pleasing was our financial results, which saw revenue increasing by 39.7% year over year, and adjusted EBITDA margin expansion to 20.1% in the second quarter. The continued strong top line growth and further improvement in profitability highlight the strong demand for our IDC, CDN and cloud services, as we continue to execute on our expansion plans. Supported by additional capital at a very attractive rate from our recent bond offering, we believe we are well-positioned to fund our data center build out, expand strategic assets, and capitalize on exciting developments in China’s rapidly data center and cloud services markets.

[1]	Adjusted EBITDA is a non-GAAP financial measure, which is defined as EBITDA excluding share-based compensation expenses and changes in the fair value of contingent purchase consideration payable and EBITDA is defined as net profit (loss) from operations before income tax expense (benefit), foreign exchange gain, other expenses, other income, interest expense, interest income and depreciation and amortization.
[2]	Adjusted EBITDA margin is a non-GAAP financial measure, which is defined as adjusted EBITDA as a percentage of total net revenues.

Second Quarter 2014 Financial Results

REVENUES: Net revenues for the second quarter of 2014 increased by 39.7% to RMB658.0 million (US$106.1 million) from RMB471.1 million in the comparative period in 2013.

Net revenues from hosting and related services increased by 59.4% to RMB466.9 million (US$75.3 million) in the second quarter of 2014 from RMB293.0 million in the comparative period in 2013, primarily due to an increase in the total number of cabinets under management, an increase in demand for the Company’s CDN services as well as the incremental contributions from MS cloud services. Net revenues from managed network services increased by 7.3% to RMB191.1 million (US$30.8 million) in the second quarter of 2014 from RMB178.1 million in the comparative period in 2013 driven by an increase in demand for our data transmission services.

GROSS PROFIT: Gross profit for the second quarter of 2014, increased by 46.7% to RMB180.6 million (US$29.1 million) from RMB123.1 million in the comparative period in 2013. Gross margin for the second quarter of 2014 was 27.4%, compared with 26.1% in the comparative period in 2013 and 27.4% in the first quarter of 2014. The increase in gross margin was primarily due to an increase in utilization rates and incremental revenue contributions from MS cloud services.

Adjusted gross profit, which excludes share-based compensation expenses and amortization of intangible assets derived from acquisitions, increased by 45.7% to RMB197.9 million (US$31.9 million) from RMB135.8 million in the comparative period in 2013. Adjusted gross margin increased to 30.1% in the second quarter of 2014 from 28.8% in the comparative period in 2013 and 29.2% in the first quarter of 2014.

OPERATING EXPENSES: Total operating expenses increased by 14.6% to RMB156.7 million (US$25.3 million) from RMB136.7 million in the comparative period in 2013. Adjusted operating expenses, which exclude share-based compensation expenses and the changes in the fair value of contingent purchase consideration payable, increased to RMB132.9 million (US$21.4 million) from RMB85.9 million in the comparative period in 2013. As a percentage of net revenue, adjusted operating expenses were 20.2%, compared with 18.2% in the comparative period in 2013 and 18.8% in the first quarter of 2014.

Sales and marketing expenses increased by 59.5% to RMB58.8 million (US$9.5 million) from RMB36.9 million in the comparative period in 2013, primarily due to expansion of the Company’s sales and service personnel and larger accrued bonuses for sales and service personnel.

General and administrative expenses increased by 59.5% to RMB64.0 million (US$10.3 million) from RMB40.1 million in the comparative period in 2013, primarily due to increased headcount associated with the growth in the Company’s overall business.

Research and development expenses increased by 29.1% to RMB25.1 million (US$4.1 million) from RMB19.5 million in the comparative period in 2013, which reflected the Company’s efforts to further strengthen its research and development capabilities and expand its cloud computing service offerings.

Change in the fair value of contingent purchase consideration payable was a loss of RMB8.8 million (US$1.4 million) in the second quarter of 2014, compared with a loss of RMB40.3 million in the comparative period in 2013. This non-cash loss was primarily due to an increase in the market value of the Company’s shares, which resulted in an increase in the fair value of share-based contingent purchase considerations payable as of June 30, 2014 associated with the Company’s past acquisitions.

ADJUSTED EBITDA: Adjusted EBITDA for the second quarter of 2014 increased by 51.3% to RMB132.0 million (US$21.3 million) from RMB87.2 million in the comparative period in 2013. Adjusted EBITDA margin for the quarter increased to 20.1% from 18.5% in the comparative period in 2013 and 19.3% in the first quarter of 2014. Adjusted EBITDA in the second quarter of 2014 excludes share-based compensation expenses of RMB16.9 million (US$2.7 million) and changes in the fair value of contingent purchase consideration payable of RMB8.8 million (US$1.4 million).

NET PROFIT/LOSS: Net loss for the second quarter of 2014 was RMB59.5 million (US$9.6 million), compared to a net loss of RMB42.3 million in the comparative period in 2013.

Adjusted net profit for the second quarter of 2014 increased by 23.2% to RMB23.2 million (US$3.7 million) from RMB18.8 million in the comparative period in 2013. Adjusted net profit in the second quarter of 2014 excludes share-based compensation expenses of RMB17.0 million (US$2.7 million), amortization of intangible assets derived from acquisitions of RMB15.4 million (US$2.5 million), changes in the fair value of contingent purchase consideration payable, and a one-time, non-cash loss on debt extinguishment of RMB41.6 million (US$6.7 million) in the aggregate. Adjusted net margin was 3.5%, compared to 4.0% in the comparative period in 2013 and 5.6% in the first quarter of 2014.

EARNING/LOSS PER SHARE: Diluted loss per ordinary share for the second quarter of 2014 was RMB0.16, which represents the equivalent of RMB0.96 (US$0.15) per American Depositary Share (“ADS”). Each ADS represents six ordinary shares. Adjusted diluted earnings per share for the second quarter of 2014 was RMB0.05, which represents the equivalent of RMB0.30 (US$0.05) per ADS. Adjusted earnings per share is calculated using adjusted net profit as discussed above divided by the weighted average number of shares.

As of June 30, 2014, the Company had a total of 399.0 million ordinary shares outstanding, or the equivalent of 66.5 million ADSs.

BALANCE SHEET: As of June 30, 2014, the Company’s cash and cash equivalents and short-term investment were RMB3.2 billion (US$522.6 million).

Second Quarter 2014 Operational Highlights

•	Monthly Recurring Revenues (“MRR”) per cabinet was RMB10,789 in the second quarter of 2014, compared to RMB10,753 in the first quarter of 2014.

•	Total cabinets under management increased to 16,944 as of June 30, 2014, from 15,074 as of March 31, 2014, with 11,482 cabinets in the Company’s self-built data centers and 5,462 cabinets in its partnered data centers.

•	Utilization rate was 73.9% in the second quarter of 2014, compared to 73.8% in the first quarter of 2014.

•	Hosting churn rate, which is based on the Company’s core IDC business, was 0.28% in the second quarter of 2014, compared to 1.27% in the first quarter of 2014. Top 20 customers’ churn rate remained at 0%.

Recent Developments

In August 2014, the Company and its affiliate announced that it has entered into definitive agreements to acquire from DYXnet Group the entire equity interest in Dermot Holdings Limited and its subsidiaries (“Dermot Entities”) for a total consideration of up to RMB1.05 billion, consisting of cash and equity, subject to adjustments by performance metrics. Dermot Entities operate the Virtual Private Networks business unit within DYXnet Group and include without limitation to Diyixian.com Limited and Shenzhen Diyixian Telecom Company Limited. The transaction is expected to close in the third quarter of 2014.

In June 2014, the Company and its affiliate announced that it has entered into definitive agreements to invest in Sichuan Aipu Network Co., Ltd and its affiliates (collectively, the “Aipu Group”) for a total consideration of approximately RMB750 million, and will own an approximately 50% ownership interest in Aipu Group and become its single largest shareholder. Other shareholders of the Aipu Group will have the option to sell their remaining interests in the Aipu Group to 21Vianet based on certain performance-based metrics over the next three years. The Aipu Group is one of the largest regional internet service providers with operations in 11 cities across China and primarily engages in providing last-mile wired broadband access and other value-added services to internet users.

Also in June 2014, the Company issued RMB2 billion in aggregate principal amount of RMB denominated bonds due 2017 at a coupon rate of 6.875% per annum (the “Bonds”). The bonds were offered outside the United States in reliance on Regulation S under the Securities Act of 1933, as amended. The Company used part of the Bonds’ proceeds to purchase, pursuant to a tender offer, a significant portion of the RMB denominated bonds due in March 2016 at a coupon rate of 7.875% per annum issued by the Company in March 2013, and to pay for the consent fee pursuant to the invitation to all holders of the 2016 Bonds to approve certain modifications to the terms and conditions of the 2016 Bonds. The Company intends to use the remaining balance of the Bonds’ proceeds to add new data centers, fund acquisitions and for general corporate purposes.

Financial Outlook

For the third quarter of 2014, the Company expects net revenues to be in the range of RMB777 million to RMB813 million, representing approximately 55% growth year over year at the mid point. Adjusted EBITDA is expected to be in the range of RMB153 million to RMB170 million. For the full year 2014, the Company now expects net revenues to be in the range of RMB2.94 billion to RMB3.02 billion, representing approximately 52% growth over 2013 at the mid point. Adjusted EBITDA for the full year 2014 is expected to be in the range of RMB600 million to RMB630 million, representing approximately 68% growth over 2013 at the mid point. The increase in the full year 2014 outlook from our prior guidance primarily reflects the expected contributions from recently announced transactions. These forecasts reflect the Company’s current and preliminary view, which is subject to change.

Conference Call

The Company will hold a conference call on Wednesday, August 27, 2014 at 8:00 pm Eastern Time, or Thursday, August 28, 2014 at 8:00 am Beijing Time to discuss the financial results.

Participants may access the call by dialing the following numbers:

United States:	+1-845-675-0438
International Toll Free:	+1-855-500-8701
China Domestic:	400-1200654
Hong Kong:	+852-3051-2745
Conference ID:	# 77804574

The replay will be accessible through September 3, 2014 by dialing the following numbers:

United States Toll Free:	+1- 855-452-5696
International:	+61-2-8199-0299
Conference ID:	# 77804574

A live and archived webcast of the conference call will be available through the Company’s investor relation website at http://ir.21vianet.com.

Non-GAAP Disclosure

In evaluating its business, 21Vianet considers and uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC as supplemental measure to review and assess its operating performance: adjusted gross profit, adjusted gross margin, adjusted operating expenses, adjusted net profit, adjusted net margin, adjusted EBITDA, adjusted EBITDA margin, adjusted basic earnings per share, adjusted diluted earnings per share, adjusted basic earnings per ADS and adjusted diluted earnings per ADS. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

The non-GAAP financial measures are provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the Company’s current financial performance and prospects for the future. These non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for, or superior to, U.S. GAAP results. In addition, the Company’s calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.2036 to US$1.00, the noon buying rate in effect on June 30, 2014 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Statement Regarding Unaudited Condensed Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

About 21Vianet

21Vianet Group, Inc. is the largest carrier-neutral internet data center services provider in China. 21Vianet provides hosting and related services, managed network services, cloud infrastructure services, and content delivery network services, improving the reliability, security and speed of its customers’ internet infrastructure. Customers may locate their servers and networking equipment in 21Vianet’s data centers and connect to China’s internet backbone through 21Vianet’s extensive fiber optic network. In addition, 21Vianet’s proprietary smart routing technology enables customers’ data to be delivered across the internet in a faster and more reliable manner. 21Vianet operates in 44 cities throughout China, servicing a diversified and loyal base of more than 2,000 customers that span numerous industries ranging from internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the second quarter and full year of 2014 and quotations from management in this announcement, as well as 21Vianet’s strategic and operational plans, contain forward-looking statements. 21Vianet may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to fourth parties. Statements that are not historical facts, including statements about 21Vianet’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 21Vianet’s goals and strategies; 21Vianet’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, 21Vianet’s services; 21Vianet’s expectations regarding keeping and strengthening its relationships with customers; 21Vianet’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where 21Vianet provides solutions and services. Further information regarding these and other risks is included in 21Vianet’s reports filed with, or furnished to the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and 21Vianet undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contacts:

21Vianet Group, Inc.

Eric Chu, CFA

+1 908 707 2062

IR@21Vianet.com

Joseph Cheng

+86 10 8456 2121

IR@21Vianet.com

ICR, Inc.

Calvin Jiang

+1 (646) 405-4922

IR@21Vianet.com

Source: 21Vianet Group, Inc.

21VIANET GROUP, INC.

CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of	As of
	December 31, 2013	June 30, 2014
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	1,458,856	2,138,589	344,734
Restricted cash	193,020	128,087	20,647
Accounts receivable, net	610,413	844,588	136,145
Short-term investments	1,101,826	1,103,634	177,902
Inventories	—	7,952	1,282
Prepaid expenses and other current assets	154,875	320,813	51,714
Deferred tax assets	17,816	16,203	2,612
Amount due from related parties	67,498	34,411	5,547

Total current assets	3,604,304	4,594,277	740,583
Non-current assets:
Property and equipment, net	1,402,177	2,461,610	396,803
Intangible assets, net	336,889	1,093,035	176,194
Deferred tax assets	14,149	42,533	6,856
Goodwill	410,500	1,179,799	190,180
Long term investments	106,726	120,581	19,437
Restricted cash	219,056	120,975	19,501
Other assets	37,761	190,248	30,667

Total non-current assets	2,527,258	5,208,781	839,638

Total assets	6,131,562	9,803,058	1,580,221

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term bank borrowings	173,726	296,736	47,833
Accounts payable	188,217	306,456	49,400
Notes payable	—	6,038	973
Accrued expenses and other payables	292,421	680,688	109,725
Deferred revenue	33,104	463,869	74,774
Income taxes payable	11,476	28,365	4,572
Amounts due to related parties	147,699	744,485	120,009
Current portion of long-term bank borrowings	197,000	64,779	10,442

Current portion of capital lease obligations	14,600	18,076	2,914
Deferred tax liabilities	3,115	8,691	1,401

Total current liabilities	1,061,358	2,618,183	422,043
Non-current liabilities:
Long-term bank borrowings	965,740	924,166	148,973
Amounts due to related parties	78,321	49,017	7,901
Non-current portion of capital lease obligations	337,139	355,578	57,318

Unrecognized tax benefits	18,559	13,532	2,181
Deferred tax liabilities	78,593	264,025	42,560
Deferred government grant	18,046	36,547	5,891
Bonds payable	998,505	2,263,977	364,946
Mandatorily redeemable noncontrolling interests	100,000	100,000	16,120

Total non-current liabilities	2,594,903	4,006,842	645,890

Redeemable noncontrolling interests	—	746,907	120,399

Shareholders’ equity
Treasury stock	(8,917)	—	—
Ordinary shares	26	26	4
Additional paid-in capital	3,944,764	4,092,871	659,757
Accumulated other comprehensive income loss	(82,589)	(70,574)	(11,376)

Statutory reserves	35,178	35,178	5,671
Accumulated deficit	(1,429,410)	(1,643,405)	(264,912)

Total 21Vianet Group, Inc. shareholders’ equity	2,459,052	2,414,096	389,144

Non-controlling interest	16,249	17,030	2,745

Total shareholders’ equity	2,475,301	2,431,126	391,889

Total liabilities and shareholders’ equity	6,131,562	9,803,058	1,580,221

21VIANET GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Three months ended				Six months ended June 30
	June 30, 2013	March 31, 2014	June 30, 2014		June 30, 2013	June 30, 2014
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues
Hosting and related services	292,983	404,375	466,880	75,260	697,358	871,255	140,443
Managed network services	178,118	181,620	191,137	30,811	359,738	372,757	60,088

Total net revenues	471,101	585,995	658,017	106,070	1,057,096	1,244,012	200,531
Cost of revenues	(347,962)	(425,369)	(477,392)	(76,954)	(773,331)	(902,761)	(145,522)

Gross profit	123,139	160,626	180,625	29,116	283,765	341,251	55,009
Operating expenses
Sales and marketing	(36,885)	(42,393)	(58,814)	(9,481)	(79,278)	(101,207)	(16,314)
General and administrative	(40,091)	(179,394)	(63,956)	(10,309)	(219,485)	(243,350)	(39,227)
Research and development	(19,459)	(25,205)	(25,130)	(4,051)	(44,664)	(50,335)	(8,114)
Changes in the fair value of contingent purchase consideration payable	(40,309)	(33,928)	(8,807)	(1,420)	(74,237)	(42,735)	(6,889)

Total operating expenses	(136,744)	(280,920)	(156,707)	(25,261)	(417,664)	(437,627)	(70,544)

Operating (loss) profit	(13,605)	(120,294)	23,918	3,855	(133,899)	(96,376)	(15,535)
Interest income	11,090	21,240	13,575	2,188	32,330	34,815	5,612
Interest expense	(37,625)	(48,977)	(48,562)	(7,828)	(86,602)	(97,539)	(15,723)
Loss on debt extinguishment	—	—	(41,581)	(6,703)	—	(41,581)	(6,703)
(Loss) Income from equity method investment	(250)	(376)	136	22	(626)	(240)	(39)
Other income	617	3,617	230	37	4,234	3,847	620
Other expense	(672)	(21)	(145)	(23)	(693)	(166)	(27)
Foreign exchange gain (loss)	7,070	937	(6,576)	(1,060)	8,007	(5,639)	(909)

Loss before income taxes	(33,375)	(143,874)	(59,005)	(9,512)	(177,249)	(202,879)	(32,704)
Income tax expense	(8,891)	(7,552)	(460)	(74)	(16,443)	(8,012)	(1,292)

Consolidated net loss	(42,266)	(151,426)	(59,465)	(9,586)	(193,692)	(210,891)	(33,996)
Net income attributable to non-controlling interest	(334)	(348)	(2,756)	(444)	(682)	(3,104)	(500)

Net loss attributable to ordinary shareholders	(42,600)	(151,774)	(62,221)	(10,030)	(194,374)	(213,995)	(34,496)

Loss per share
Basic	(0.12)	(0.38)	(0.16)	(0.03)	(0.09)	(0.53)	(0.09)
Diluted	(0.12)	(0.38)	(0.16)	(0.03)	(0.08)	(0.53)	(0.09)
Shares used in earnings per share computation
Basic*	355,050,686	399,728,129	400,894,924	400,894,924	354,078,056	400,392,899	400,392,899
Diluted*	367,643,592	399,728,129	400,894,924	400,894,924	366,330,587	400,392,899	400,392,899

Loss per ADS (6 ordinary shares equal to 1 ADS)
Basic	(0.72)	(2.28)	(0.96)	(0.15)	(0.54)	(3.18)	(0.51)
Diluted	(0.72)	(2.28)	(0.96)	(0.15)	(0.48)	(3.18)	(0.51)

*	Shares used earnings per share/ADS computation were computed under weighted average method.

21VIANET GROUP, INC.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Three months ended				Six months ended June 30
	June 30, 2013	March 31, 2014	June 30, 2014		June 30, 2013	June 30, 2014
	RMB	RMB	RMB	US$	RMB	RMB	US$
Gross profit	123,139	160,626	180,625	29,116	239,216	341,251	55,009
Plus: share-based compensation expense	1,116	1,668	1,890	305	2,520	3,558	574
Plus: amortization of intangible assets derived from acquisitions	11,589	8,798	15,378	2,479	19,749	24,176	3,897

Adjusted gross profit	135,844	171,092	197,893	31,900	261,485	368,985	59,480

Adjusted gross margin	28.8%	29.2%	30.1%	30.1%	28.8%	29.7%	29.7%
Operating expenses	(136,744)	(280,920)	(156,707)	(25,261)	(225,976)	(437,627)	(70,544)
Plus: share-based compensation expense	10,523	137,047	15,033	2,423	22,117	152,080	24,515
Plus: changes in the fair value of contingent purchase consideration payable	40,309	33,928	8,807	1,420	37,975	42,735	6,889

Adjusted operating expenses	(85,912)	(109,945)	(132,867)	(21,418)	(165,884)	(242,812)	(39,140)

Net loss	(42,266)	(151,426)	(59,465)	(9,586)	(30,222)	(210,891)	(33,996)
Plus: share-based compensation expense	11,639	138,715	16,923	2,728	24,637	155,638	25,088
Plus: amortization of intangible assets derived from acquisitions	11,589	8,798	15,378	2,479	19,749	24,176	3,897
Plus: changes in the fair value of contingent purchase consideration payable and related deferred tax impact	37,886	36,912	8,807	1,420	35,769	45,719	7,370
Plus: loss on debt extinguishment	—	—	41,581	6,703	—	41,581	6,703

Adjusted net profit	18,848	32,999	23,224	3,744	49,933	56,223	9,062

Adjusted net margin	4.0%	5.6%	3.5%	3.5%	5.5%	4.5%	4.5%
Net loss	(42,266)	(151,426)	(59,465)	(9,586)	(30,222)	(210,891)	(33,996)
Minus: Provision for income taxes	(8,891)	(7,552)	(460)	(74)	(17,305)	(8,012)	(1,292)
Minus: Interest income	11,090	21,240	13,575	2,188	16,014	34,815	5,612
Minus: Interest expenses	(37,625)	(48,977)	(48,562)	(7,828)	(49,597)	(97,539)	(15,723)
Minus: loss on debt extinguishment	—	—	(41,581)	(6,703)		(41,581)	(6,703)
Minus: Exchange gain/loss	7,070	937	(6,576)	(1,060)	8,700	(5,639)	(909)
Minus: Loss from equity method investment	(250)	(376)	136	22	(751)	(240)	(39)
Minus: Other income	617	3,617	230	37	1,465	3,847	620
Minus: Other expenses	(672)	(21)	(145)	(23)	(1,988)	(166)	(27)
Plus: depreciation	33,971	46,326	59,783	9,637	65,227	106,109	17,104
Plus: amortization	14,881	14,257	22,534	3,632	26,258	36,791	5,931
Plus: share-based compensation expense	11,639	138,715	16,923	2,728	24,637	155,638	25,088
Plus: changes in the fair value of contingent purchase consideration payable	40,309	33,928	8,807	1,420	37,975	42,735	6,889

Adjusted EBITDA	87,195	112,932	131,965	21,272	167,337	244,897	39,477

Adjusted EBITDA margin	18.5%	19.3%	20.1%	20.1%	18.5%	19.7%	19.7%

Adjusted net profit	18,848	32,999	23,224	3,744	49,933	56,223	9,062
Less: Net income attributable to non-controlling interest	(334)	(348)	(2,756)	(444)	(488)	(3,104)	(500)
Adjusted net profit attributable to the Company’s ordinary shareholders	18,514	32,651	20,468	3,300	49,445	53,119	8,562

Adjusted earnings per share
Basic	0.05	0.08	0.05	0.01	0.14	0.13	0.02
Diluted	0.05	0.08	0.05	0.01	0.13	0.13	0.02
Shares used in adjusted earnings per share computation:
Basic*	355,050,686	399,728,129	400,894,924	400,894,924	354,078,056	400,392,899	400,392,899
Diluted*	367,643,592	414,017,635	415,461,883	415,461,883	366,330,587	414,916,456	414,916,456

Earnings per ADS (6 ordinary shares equal to 1 ADS)
Basic	0.30	0.48	0.30	0.05	0.84	0.78	0.13
Diluted	0.30	0.48	0.30	0.05	0.78	0.78	0.12

*	Shares used in adjusted earnings/ADS per share computation were computed under weighted average method.